SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 20, 2006

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Enclosure:             Novartis AG Announces Results for the Fourth Quarter and Full Year of 2005

John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@novartis.com

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

Corinne Hoff
Novartis Global Media Relations
+ 41 61 324 9577 (direct)
+ 41 61 324 2200 (main)
corinne.hoff@novartis.com

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Novartis delivers strong performance with record results in 2005

•                  Group full-year net sales up 14% in USD (+13% lc) thanks to dynamic expansion of Novartis Pharmaceuticals and Sandoz, the latter supported by acquisitions

•                  Pharmaceuticals continues to gain market share, net sales rise 10% (+9% lc) based on excellent performances from strategic products

•                  Group operating income rises 10%, while Pharmaceuticals advances 12% through productivity gains and the operating margin rises 0.7 percentage points to 29.7%

•                  Net income up 10% to USD 6.1 billion and EPS rises 11% to USD 2.63 per share

•                  Free cash flow advances 42% to USD 4.7 billion

•                  Proposed dividend for 2005 increased 10% to CHF 1.15 per share

•                  Novartis preparing important submissions for 2006: Galvus (formerly LAF237, type 2 diabetes), Rasilez (formerly SPP100, hypertension) and LDT600 (hepatitis B)

Key figures

Full year

	2005			2004				% Change

	USD m		% of net sales	USD m			% of net sales	USD	Lc

Net sales	32 212			28 247				14	13
Pharmaceuticals	20 262			18 497				10	9
Sandoz	4 694			3 045				54	54
Consumer Health	7 256			6 705				8	8
Operating income	6 905		21.4	6 289		(1)	22.3	10
Net income	6 141		19.1	5 601		(1)	19.8	10
Basic earnings per share/ADS	USD	2.63		USD	2.37	(1)		11

Fourth quarter

	Q4 2005			Q4 2004				% Change

	USD m		% of net sales	USD m			% of net sales	USD	Lc

Net sales	8 657			7 578				14	18
Pharmaceuticals	5 248			4 969				6	9
Sandoz	1 573			867				81	91
Consumer Health	1 836			1 742				5	9
Operating income	1 488		17.2	1 500		(1)	19.8	-1
Net income	1 352		15.6	1 354		(1)	17.9
Basic earnings per share/ADS	USD	0.58		USD	0.58	(1)

(1)     Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004.

All product names appearing in italics are trademarks of Novartis Group Companies

Basel, January 19, 2006 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “It gives me great pleasure to present once again a strong performance and record results in 2005. We gained market share and concluded strategic acquisitions to strengthen our leadership position in areas with high growth potential and unmet patient needs. Our strong performance has allowed us to increase our access-to-medicines programs to reach 6.5 million people in 2005 with USD 696  million of products donated or sold at cost. We are confident of delivering in 2006 another year of dynamic growth with record sales and earnings.”

Net sales

Full year

•                  Group net sales rose 14% (+13% in local currencies, or lc) to USD 32.2 billion based on dynamic expansion in Pharmaceuticals and Sandoz, which was supported by the acquisitions of Hexal and Eon Labs in 2005, as well as a good performance in Consumer Health, particularly OTC. Volume increases were the primary driver, contributing nine percentage points to Group net sales growth. Currency benefits added one percentage point and acquisitions five percentage points. Prices across the Group declined one percentage point. Pharmaceuticals accounted for 63% of Group net sales, Sandoz for 15% and Consumer Health for 22%. The US remained the largest market, accounting for 39% of Group net sales, while Europe contributed 37% and the rest of the world 24%.

•                  Pharmaceuticals net sales were up 10% (+9% lc) to USD 20.3 billion, delivering dynamic growth ahead of the market and in all regions. The Cardiovascular and Oncology franchises each generated more than USD 5 billion in annual net sales while also maintaining double-digit growth rates. Many leading products, particularly Diovan, Lotrel and Gleevec/Glivec were the No. 1 products by sales in their therapeutic categories. New data continued to underpin the strong position of Femara, which delivered sales growth of nearly 40% for the year. Volume and product mix accounted for nine percentage points of net sales growth in USD, while currency benefits added one percentage point. Net price changes had no impact.

•                  Sandoz net sales surged 54% (+54% lc) to USD 4.7 billion, bolstered by USD 1.4 billion in sales contributions from Hexal (starting from June 6) and Eon Labs (starting from July 20). Excluding these acquisitions, Sandoz sales rose 9% (+8% lc) thanks to strong retail generics sales in Europe and Russia as well as new launches in the US.

•                  Consumer Health net sales climbed 8% (+8% lc) to USD 7.3 billion, helped by a double-digit growth performance in OTC tied to its focus on strategic brands and the contribution of the North American OTC business of Bristol-Myers Squibb. This acquisition, effective September 1, added USD 100 million in sales to the division.

Fourth quarter

Group net sales rise 14% (+18% lc) to USD 8.7 billion

Net sales maintained a high growth rate, reflecting the strong ongoing performances of the divisions. Thanks to the dynamic growth, Novartis increased its share of the global health care market (including Pharmaceuticals and Sandoz) to 5.3% for the first 11 months of 2005 compared to 5.0% in the 2004 period (restated to include Hexal and Eon Labs), according to IMS Health. Pharmaceuticals increased its share of the global health-care market to 3.9% over 3.8% in the year-ago period. Volume increases contributed nine percentage points and acquisitions ten percentage points to net sales growth. Currencies had a negative impact of four percentage points, while net prices declined one percentage point.

Pharmaceuticals net sales rise 6% (+9% lc) to USD 5.2 billion

Pharmaceuticals sales rose 6% in the fourth quarter but were up 9% in local currencies, thanks to double-digit sales growth from many leading products that led to market share gains. Cardiovascular franchise sales advanced 16% (+20% lc), supported by ongoing strong performances from Diovan/Co-Diovan and Lotrel amid increasing awareness about the need to better control hypertension. Oncology net sales rose 15% (+19% lc) thanks to recent clinical data for Femara, Gleevec/Glivec and Zometa.

Net sales in the US rose 14% to USD 2.2 billion based on strong growth from many products, including Diovan, Lotrel, Gleevec/Glivec, Femara and Zelmac/Zelnorm. This performance was partly offset by lower sales of Elidel as well as generic competition for Sandostatin SC and increased competition for Visudyne. In Europe, net sales were down 2% in USD but rose 6% in local currencies based on good performances from Diovan and Glivec, which offset the impact of generic versions of Lamisil and Foradil in some countries. Net sales in Japan, the world’s second-largest pharmaceutical market, fell 3% but advanced 8% in local currencies. Emerging growth markets continued to perform well, with sales rising 10% (+14% lc) based on excellent performances in Turkey, China and Russia.

Sandoz net sales advance 81% (+91% lc) to USD 1.6 billion

Performing well in a highly competitive market environment, net sales for Sandoz excluding Hexal and Eon Labs rose 2% but advanced 9% in local currencies in the fourth quarter. Strong performances in markets including Italy, Germany, Russia and France as well as in the US through new product introductions supported underlying growth. The anti-infectives business delivered double-digit growth. Hexal (three months of sales) and Eon Labs (four months of sales) contributed net sales of USD 688 million for the quarter, performing well ahead of expectations and contributing 79 percentage points to net sales growth in USD.

Consumer Health net sales up 5% (+9% lc) to USD 1.8 billion

Supported by robust growth in OTC, Consumer Health net sales rose 5% (+9% lc) in the fourth quarter. OTC benefited from a strong cough-and-cold season in the US as well as the Bristol-Myers Squibb OTC business acquisition, which contributed USD 72 million in sales. Gerber (formerly Infant & Baby) delivered double-digit growth, thanks to further expansion in the US. Medical Nutrition (including Nutrition & Santé) sales were flat, with good sales in key regions offsetting price pressure in the US and changes in health guidelines in Germany. Animal Health sales were lower, affected by a reduction in net sales from the fall US sales offer. CIBA Vision sales were lower as a lens-care product supply issue offset the successful rollout of O2OPTIX  contact lenses.

Operating income

Full year

	2005		2004(1)		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	6 014	29.7	5 366	29.0	12
Sandoz	342	7.3	263	8.6	30
Consumer Health	1 055	14.5	1 006	15.0	5
Corporate income & expense, net	-506		-346
Total	6 905	21.4	6 289	22.3	10

(1)              Pro forma basis

Fourth quarter

	Q4 2005		Q4 2004(1)		Change

	USD m	% of net sales	USD m	% of net sales	In %

Pharmaceuticals	1 358	25.9	1 341	27.0	1
Sandoz	119	7.6	28	3.2	325
Consumer Health	190	10.3	175	10.0	9
Corporate income & expense, net	-179		-44
Total	1 488	17.2	1 500	19.8	-1

(1) Pro forma basis

Full year

•                  Group operating income advanced 10%, at a slightly lower pace than sales as strong volume expansion and productivity improvements were partially offset by one-time costs related to acquisitions.

•                  Pharmaceuticals operating income expansion outpaced sales growth, rising 12% from productivity gains in all areas that led to an operating margin of 29.7%, an increase of 0.7 percentage points over 2004. One-time gains of USD 231 million from the divestment of product rights for Cibadrex/Cibacen in Europe and the sale of license rights for Restasis® partially offset an impairment of USD 332 million after Novartis decided the profile of the development compound NKS104 (pitavastatin) was no longer competitive from Novartis’ point of view.

•                  Sandoz operating income rose 30% to USD 342 million, benefiting from a good underlying business performance. Also supporting growth was an operating income contribution of USD 344 million from Hexal and Eon Labs, which more than offset the one-time acquisition and related integration costs of USD 237 million and the amortization of intangible assets of USD 100 million. These businesses exceeded expectations and performed well since their acquisition in mid-2005.

•                  Consumer Health operating income was up 5% over the year-ago period, rising at a slower pace than sales due to investments in strategic brands and acquisition-related costs. The BMS acquisition provided operating income of USD 17 million, which was more than offset by related one-time charges of USD 40 million.

Fourth quarter

Group operating income declines 1% to USD 1.5 billion

Operating income declined 1%, affected by the impairment of USD 266 million for NKS104 in Pharmaceuticals as well as other one-time items. Excluding the impact of these one-time items in both years, Group operating income would have risen 21%.

Pharmaceuticals operating income up 1% to USD 1.4 billion

Productivity gains, particularly in marketing and sales, led – excluding exceptional factors – to a 21% increase in operating income and an improved operating margin of 31% compared to the 2004 period. However, reported operating income rose 1%, reflecting an operating margin of 25.9% due to the one-time charges related to NKS104. Cost of Goods Sold improved 0.7 percentage points, reflecting productivity gains and a better product mix. Other Revenues contributed to the improved operating margin by 0.6 percentage points, supported by the US contribution of the asthma medicine Xolair. R&D costs rose 32% but were up only 3% when excluding the impairment. Marketing & Sales costs declined by 2.9 percentage points to 32.5% of sales, thanks to productivity improvements, particularly in the US, that were partially offset by launch and pre-launch investments in Enablex and Exjade as well as Xolair in Europe. General & Administrative expenses were slightly lower than the year-ago level, contributing 0.3 percentage points to the margin improvement.

Sandoz operating income rises sharply to USD 119 million

Sandoz operating income excluding the Hexal and Eon Labs acquisitions as well as one-time charges in both periods rose 23%, reflecting particularly the strong volume expansion in Europe and in the anti-infectives business supported by ongoing cost-containment efforts and operational efficiencies. The acquisitions of Hexal and Eon Labs contributed USD 155 million in operating income, which was partially offset by USD 78 million in integration and related restructuring costs as well as USD 33 million in amortization of intangible assets.

Consumer Health operating income rises 9% to USD 190 million

Operating income rose 9% in the fourth quarter. The BMS acquisition had integration-related costs of USD 24 million against a contribution of USD 8 million. OTC delivered good underlying growth through its focus on strategic brands.

Group net income for 2005 up 10% to USD 6.1 billion

Net income for the year advanced 10% to USD 6.1 billion from USD 5.6 billion (pro forma) in the year-ago period. As a percentage of sales, net income fell to 19.1% from 19.8% in the year-ago period, mainly the result of acquisitions that caused one-time purchase accounting and restructuring costs as well as lower net financial income.

Chiron acquisition on track for completion in first half of 2006

The acquisition and integration planning of Chiron Corporation remains on track to be completed in the first half of 2006. A meeting of Chiron shareholders is expected to take place in early 2006 to vote on the offer of Novartis to acquire the remaining 56% of the company that it does not already own. (Novartis held approximately 42% of Chiron at the time of the acquisition announcement and then acquired a further approximately 2% for USD 300 million in December.) Novartis has already received US regulatory approval to acquire Chiron. Additional regulatory approvals, including in Europe, are expected to be received soon. Annual synergies of USD 200 million are expected to be realized through the transaction.

The vaccines and blood testing businesses of Chiron will together form a new division within Novartis, joining the Pharmaceuticals, Sandoz and Consumer Health divisions. The biopharmaceuticals business will be merged into Novartis Pharmaceuticals, primarily in the oncology, respiratory and infectious diseases businesses. Novartis is planning to invest significant management skill into the Chiron businesses, with a particular focus on ensuring influenza vaccine supply for the 2006/2007 season and subsequent years through remediation of the Chiron manufacturing sites in Liverpool, England, and Marburg, Germany, as well as through the development of novel technologies, such as cell culture production.

Sandoz integration progressing better than planned

Sandoz is positioned well for future growth based on the success to date in integrating Hexal and Eon Labs following their acquisition in 2005. Novartis is committed to achieving the annual synergies target of USD 200 million expected within three years after closing, of which 50% are to be realized within 18 months. Hexal and Eon Labs have been performing well and exceeding expectations, generating a sales contribution of USD 1.4 billion. The operating income contribution of USD 344 million more than offset one-time acquisition and related integration costs of USD 237 million and the amortization of intangible assets of USD 100 million for the year.

Group outlook

(Barring any unforeseen events and excluding the impact of the planned Chiron acquisition)
Novartis expects further dynamic growth of its businesses in 2006, as it prepares for the launches of several new products and further expanding its well-regarded pipeline. High-single-digit net sales growth is anticipated for the Group in local currencies, while Pharmaceuticals net sales are seen growing in the mid-to-high single digits. Record levels of operating and net income are expected in 2006.

Pharmaceutical business and key product highlights

Note:  All growth figures refer to worldwide sales growth in local currencies, unless otherwise specified.

General Medicines

Diovan (2005: USD 3.7 billion, +19% local currencies) (Q4: USD 994 million, +26% lc), the leading angiotensin-receptor blocker (ARB) worldwide, continued its strong performance. Sales in the US were positively impacted by normalization of the very low inventory levels in the 2004 fourth quarter. The quarterly underlying performance was slightly below growth rates seen for the full year. Key drivers have been recently approved indications and the global rollout of higher strengths of Co-Diovan (a combination of Diovan and a diuretic) as well as disease-awareness and education programs (“BP Success Zone”) in the US. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US, Diovan is the leader with a 38% share of the ARB market segment (Source: IMS).

Lotrel (2005: USD 1.1 billion, +17% only in US) (Q4: USD 297 million, +17% US), the No. 1 fixed combination treatment for hypertension in the US since 2002, kept up strong double-digit growth based on new guidelines recommending more aggressive treatment of elevated blood pressure with multiple medicines and the US disease awareness campaign.

Lamisil (2005: USD 1.1 billion, -2% lc) (Q4: USD 251 million, -13% lc), the leading treatment worldwide for fungal nail infections, had lower overall sales from generic competition in most major European markets. In the US, sales were slightly higher, further increasing its leadership despite the launch in 2005 of a generic version of the competitor itraconazole.

Zelnorm/Zelmac (2005: USD 418 million, +39% lc) (Q4: USD 123 million, +69% lc), a novel therapy for irritable bowel syndrome with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, maintained robust double-digit growth rates in the US and other key markets, reflecting the product’s therapeutic benefits and increasing disease awareness. In the US, the performance in the fourth quarter was driven by the continued strong uptake of Zelnorm/Zelmac in its new chronic constipation indication and also benefited from the normalization of inventories compared to below-average levels in the year-ago period. Novartis will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against EU approval of Zelnorm. This product has been approved in 56 countries for treatment of women with irritable bowel syndrome with constipation (IBS-C).

Elidel (2005: USD 270 million, -23% lc) (Q4: USD 53 million, -42% lc) had a sharp decline in sales for the fourth quarter based on the continued impact of a FDA health advisory statement issued in March 2005. Following discussions with the FDA, prescribing information for Elidel (dispensed only as a topical cream) will be updated in early 2006. A boxed warning and medication guide make clear that no causal link has been established between the use of Elidel and rare post-marketing reports of malignancy. The concern of the FDA for a potential risk for malignancies exists based on the use of oral calcineurin inhibitors at high doses. A similar change in labeling will be made for other products in this class. While Novartis believes this action is not substantiated by scientific or clinical evidence, Novartis has agreed to make the requested changes and will communicate them to physicians and patients so that they can continue to use Elidel as labeled to effectively manage eczema. Novartis is confident in the safety and efficacy of Elidel, which is one of the most thoroughly researched dermatology products in the world and continues to be supported with significant ongoing clinical trials.

Specialty Medicines

Oncology

Gleevec/Glivec (2005: USD 2.2 billion, +32% lc) (Q4: USD 590 million, +32% lc), indicated for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), maintained robust growth rates through further penetration of the CML and GIST markets. Also supporting growth have been an increase in average daily dose as well as increasing number of patients thanks to improved survival benefits. Data from the IRIS study showed that more than 90% of patients with newly-diagnosed chronic phase CML who are taking Gleevec/Glivec are still alive after 4.5 years. Moreover, less than 1% of patients progressed to advanced disease in the fourth year, indicating an overall decreased rate of progression. Gleevec/Glivec received EU approval in 2005 for increasing the average daily dose to 800 mg from 400 mg or 600 mg in patients with chronic phase CML and in GIST patients whose cancer is progressing on the lower dose. Gleevec/Glivec has been submitted in the US, EU and Japan for Ph+ acute lymphoblastic leukemia (ALL).

Zometa (2005: USD 1.2 billion, +13% lc) (Q4: USD 314 million, +11% lc), the leading intra-venous bisphosphonate for bone metastases, reached a record 75% market segment share in a maturing US market. Greater use in prostate and lung cancer was somewhat offset by slowing growth in breast cancer and myeloma due to high penetration rates. In the EU, Zometa is growing market share despite new competition.

Femara (2005: USD 536 million, +38% lc) (Q4: USD 146 million, +32% lc), a leading therapy for early and advanced breast cancer in postmenopausal women, benefited from further penetration of the extended adjuvant setting after five years of tamoxifen usage. New data from the landmark MA-17 trial reported at a major medical meeting found that postmenopausal women with early breast cancer received significant benefit from Femara therapy even after a prolonged period of no anti-cancer treatment. In addition, Femara received US approval in December for use as an initial treatment immediately after surgery in patients with hormone-sensitive early breast cancer (adjuvant setting), becoming the only medicine in its class approved in the US for use as an initial treatment as well as after completion of five years of tamoxifen therapy. This new US indication was based on results of the BIG 1-98 study, which were published for the first time in a December issue of The New England Journal of Medicine. Submissions for this new indication have been made in Europe, where it has already been approved in the UK. Femara is also awaiting approval in Japan for use in the treatment of breast cancer.

Sandostatin (2005: USD 896 million, +8% lc) (Q4: USD 224 million, +3% lc), for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, reported flat worldwide sales and a decline in the US, where the subcutaneous formulation faces generic competition. However, sales of the long-acting LAR version expanded at a double-digit rate in the US and rest of the world.

Ophthalmics

Net sales increased 7% in local currencies for 2005 but Visudyne (2005: 484 million, +7% lc) (Q4: USD 107 million, -9% lc), the leading treatment for “wet” AMD (age-related macular degeneration), reported a decline in fourth-quarter sales after the entry of off-label competition in the US. Visudyne growth, however, was strong in the rest of the world, including the UK, Germany and France, with sales outside the US up 18% in local currencies.

Transplantation

Net sales for the year declined 1% in local currencies based on lower sales of Neoral/Sandimmun (2005: USD 953 million, -6% lc) (Q4: USD 241 million, -5% lc) from the impact of ongoing generic competition.

Pharmaceuticals product and regulatory update

Novartis has been rated consistently as having one of the strongest pipelines in the pharmaceuticals industry, particularly for R&D productivity and its focus on truly novel compounds. A total of 76 projects are currently in clinical development, of which 50 are in Phase II, Phase III or registration and of which 45 are new molecular entities (NMEs).

A number of important submissions are planned for 2006, in particular Galvus (type 2 diabetes) and Rasilez (hypertension) in the US in the first quarter of the year.

Among the recent developments:

•                  Galvus(1) (vildagliptin, formerly LAF237), a potentially first-in-class oral pancreatic islet enhancer for the treatment of type 2 diabetes, is on track to be submitted in the first quarter of 2006 in the US, while EU submission remains planned to occur before the end of the year. New data confirmed that Galvus reduces HbA1c levels (longer-term measure of average blood sugar levels) in a dose-proportional, clinically meaningful manner, both as a monotherapy and in combination with other anti-diabetic agents. This compound has demonstrated a significant additive effect in reducing HbA1c levels in combination trials with metformin and with a sulfonylurea. Galvus, which has showed excellent tolerability without causing weight gain or edema, has also been able to sustain meaningful HbA1c reductions out to one year of treatment. Due to its novel effects on pancreatic islet dysfunction, Galvus has the potential to become a significant new treatment for type 2 diabetes.

•                  Rasilez(1) (aliskiren, formerly SPP100), the first in a new class of anti-hypertension agents called renin inhibitors, is also on track for US submission in the first quarter of 2006. EU submission remains planned for the fourth quarter of 2006. Phase III data has confirmed the efficacy and safety of Rasilez as a once-daily oral treatment with powerful double-digit reductions in blood pressure combined with excellent 24-hour blood pressure control. Rasilez is being developed as a monotherapy and in combination with other anti-hypertensive agents. This compound has shown powerful additional blood pressure lowering effects when combined with hydrochlorothiazide (diuretic), ramipril (ACE inhibitor) or amlodipine (calcium channel blocker). Developed in collaboration with Speedel, Rasilez also has the potential to offer improved end-organ protection due to its inhibition of plasma renin activity, an emerging risk factor for cardiovascular disease, and an extensive profiling program is underway. Additional Phase III data is expected to be available during 2006.

•                  Exforge(1), a fixed-dose combination of the calcium channel blocker (CCB) amlodipine and Diovan, is on track for submission in 2006. This would mark the first fixed-dose combination of the two most prescribed anti-hypertensives in the marketplace, bringing together all the benefits of these two leading agents in one pill.

•                  FTY720 (fingolimod), seeking to become the oral once-daily treatment for relapsing forms of multiple sclerosis, has been approved in several European countries to start the first Phase III trial. Discussions are underway with the FDA on starting this trial in the US, which is a two-year, double-blind pivotal trial in relapsing-remitting MS patients comparing 1.25 mg and 0.50 mg doses with placebo. A second trial in relapsing-remitting MS patients is scheduled to start later in 2006 in which 1.25 mg and 0.50 mg doses will be compared to an interferon. Data for 12 months in a Phase II study presented in 2005 confirmed the substantial efficacy of FTY720 in significantly reducing the relapse rates of patients with this disease. MS is estimated to affect more than two million people worldwide and the leading cause of neurological disability in young adults.

(1)              Brand name awaiting approval by regulatory authorities, compound not yet submitted for approval

•                  All key filings for LDT600 (telbivudine) are planned to be completed by the end of the first quarter of 2006 following submission in the US in December 2005. Results from the GLOBE study, a Phase III trial in patients with chronic hepatitis B, presented in November 2005 showed that treatment of patients after one year with LDT600 provided superior response on all evaluated virologic markers compared to lamivudine, the current standard of care. The study successfully reached its primary endpoint of therapeutic response, which was designed to assess if telbivudine was at least as effective as lamivudine in both HBeAg-positive and HBeAg-negative patients.

•                  A decision by the FDA on the use of Aclasta (zoledronic acid 5 mg) for the treatment of Paget’s disease of the bone is expected in the first quarter of 2006 after an approvable letter was issued for this indication in March 2005. Aclasta was first launched in Germany in May 2005, with other major EU launches planned for 2006. Phase III trials are ongoing to demonstrate the benefits of Aclasta as a once-yearly treatment for osteoporosis. US and EU submissions for osteoporosis are planned for 2007.

•                  Xolair (omalizumab), a first-in-class monoclonal antibody for the treatment of severe persistent allergic asthma, received EU approval in October 2005. Launches are underway in key European markets for Xolair, considered by many experts to be one of the most significant advances in the last 15 years for helping patients with asthma. Xolair was first approved in the US in June 2003, where it has since been prescribed to an estimated 55,000 patients. Xolair has been developed under an agreement between Novartis Pharma AG, Genentech and Tanox.

•                  Exjade (deferasirox, formerly ICL670) received accelerated US regulatory approval in November 2005, its first worldwide, as the first and only once-daily oral iron chelator for treatment of chronic iron overload due to blood transfusions in adults and children age two and older. This approval is expected to greatly enhance the acceptance of iron chelation therapy, especially for children, and offer a new alternative to the burdensome continuous infusion therapy. Exjade has also been approved in Switzerland. Designated an orphan drug in the US, Australia, and the EU, Exjade has also been granted a priority review in Canada, Australia and New Zealand. Additional regulatory submissions have been made around the world.

•                  QAB149 (indacaterol), which has the potential to be the first once-daily long-acting beta-2 agonist, is set to begin Phase III trials in the first quarter of 2006. Global pivotal studies are planned for both asthma and chronic obstructive pulmonary disease (COPD). QAB149 offers a quick onset of action and true 24-hour control.

•                  Lucentis (ranibizumab), seeking to become the new gold standard for the treatment of “wet” age-related macular degeneration (AMD), is planned to be submitted for EU approval in the first quarter of 2006. Phase III study results from ANCHOR showed Lucentis met its one-year primary efficacy endpoint of maintaining or improving vision. Lucentis was submitted in December for approval in the US by Genentech, where the company maintains the rights to develop and market this product.

Corporate

Corporate income & expense, net

Net corporate expenses were USD 179 million in the fourth quarter, up from a net expense of USD 44 million in 2004 tied to several factors, including increased provisioning for product liability risks. For the full year, net corporate expenses were USD 506 million compared to USD 346 million in 2004.

Financial income, net

Net financial income in the fourth quarter amounted to USD 43 million, a decline from USD 66 million in the 2004 fourth quarter. Acquisitions led to a decline in average net liquidity, which contributed to the reduction in net financial income to USD 167 million compared to USD 227 million in 2004.  The overall return on net liquidity for the year was 4.2%, up from 3.7% in 2004, principally due to currency gains.

Result from associated companies

Associated companies generated a net contribution of USD 67 million in the fourth quarter, an increase from USD 23 million in the year-ago quarter. The 44% investment in Chiron contributed income of USD 21 million in the fourth quarter compared to a loss of USD 6 million in the year-ago period due to influenza vaccine manufacturing issues. The investment in Roche provided income of USD 43 million. This amount consists of an estimated share of USD 72 million of Roche’s net income for the fourth quarter of 2005, partially offset by charges of USD 29 million related to amortization of intangible assets. In total, associated companies provided income of USD 193 million in 2005, up from USD 177 million in 2004.

Balance sheet

The Group’s equity increased by USD 1.8 billion in 2005 to USD 33.2 billion. The increase was the result of higher net income of USD 6.1 billion, which was partially offset by a dividend payment of USD 2.1 billion, translation losses of USD 2.0 billion and other net equity reductions of USD 0.2 billion.

Net liquidity fell by USD 4.5 billion to a total of USD 2.5 billion at December 31, 2005, compared to USD 7.0 billion at the start of the year, reflecting the acquisitions made during the year. Acquisitions amounted to approximately USD 8.8 billion to acquire Hexal and Eon Labs as well as the North American OTC business of BMS and also USD 300 million to acquire an additional 2% stake in newly issued shares of Chiron through an existing agreement. The debt/equity ratio at the end of 2005 increased to 0.25:1 from 0.22:1 at December 31, 2004.

Novartis repurchased no shares in the fourth quarter through its share repurchase program via a second trading line on the SWX Swiss Exchange, leaving the total of shares repurchased in 2005 via the second trading line unchanged at 10.2 million for USD 0.5 billion. A total of 25.4 million shares have been repurchased for USD 1.2 billion following the start of the fourth share-repurchase program in August 2004. A proposal will be made at the forthcoming Annual General Meeting to reduce the share capital by 10.2 million shares bought through the repurchase program on the second trading line.

Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor’s and Moody’s, the two benchmark rating agencies. S&P rates Novartis as AAA for long-term maturities and A1+ for short-term maturities, while Moody’s has rated the company as Aaa and P1, respectively.

Cash flow

Cash flow from operating activities rose very strongly by USD 1.4 billion in 2005 to USD 8.1 billion, reflecting the strong business expansion and strict management of working capital by the divisions. In the fourth quarter, cash flow from operating activities increased by USD 0.4 billion to USD 2.3 billion. Free cash flow after dividends (excluding the impact of acquisitions) in 2005 was USD 4.7 billion, an increase of USD 1.4 billion.

Dividend

The Board of Directors proposes for approval at the next Annual General Meeting on February 28, 2006, a dividend payment of CHF 1.15 per share for 2005, up 10% from CHF 1.05 in 2004. This higher dividend marks the ninth consecutive higher payout per share since the creation of Novartis in December 1996. If approved by shareholders, dividends paid for 2005 on outstanding shares are expected to total USD 2.1 billion. The dividend payout ratio for 2005 would be 33% of Group net income. Based on the 2005 year-end share price of CHF 69.05, the Novartis dividend yield would be 1.7% compared to 1.8% in 2004. The payment date for the 2005 dividend has been set for March 3, 2006. All issued shares are dividend bearing, with the exception of 258.1 million Treasury shares.

Proposed changes in the Board of Directors

Professor Helmut Sihler, who has played a vital role in shaping the success of Novartis since its creation, will retire from the Board of Directors at the forthcoming Annual General Meeting on February 28, 2006. In his capacity as independent Lead Director, Professor Sihler will be succeeded by Professor Ulrich Lehner, a current board member who will additionally serve, together with Hans-Jörg Rudloff, as Vice Chairman of the Board of Directors.

Proposed changes to the Articles of Incorporation

The Board of Directors will propose to shareholders the elimination of the 12-year limitation on board memberships, as outlined in Article 21 of the Articles of Incorporation.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “preparing important submissions”, “confident”, “expected”, “will”, “future growth”, “committed”, “expected”, “outlook”, “expects”, “pipelines”, “potentially”, “on track”, “planned”, “potential”, “would mark”, “seeking to become”, “set to begin”, “would be”, “could be”, or similar expressions, or by express or implied discussions regarding potential future sales of new or existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any  products, or the Group as a whole, will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands. In 2005, the Group’s businesses achieved net sales of USD 32.2 billion and net income of USD 6.1 billion. Approximately USD 4.8 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 91,000 people and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further Important Dates
February 28, 2006	Annual General Meeting
April 24, 2006	First quarter 2006 results
July 17, 2006	Second quarter 2006 results
October 19, 2006	Third quarter 2006 results

Contacts

Media:	Investors:
+41 61 324 2200	+41 61 324 7944
(John Gilardi or Corinne Hoff – Basel)	(Karen Huebscher – Basel)

+1 212 830 2457	+1 212 830 2433
(Sheldon Jones – US)	(Ronen Tamir – US)

Consolidated income statements

Full year

	2005	2004(1)	Change		Restated historical 2004(2)
	USD m	USD m	USD m	%	USD m

Total net sales	32 212	28 247	3 965	14	28 247
Other revenues	314	154	160	104	154
Cost of Goods Sold	-8 868	-7 268	-1 600	22	-7 268
Gross profit	23 658	21 133	2 525	12	21 133
Marketing & Sales	-9 802	-8 873	-929	10	-8 873
Research & Development	-4 846	-4 077	-769	19	-4 171
General & Administration	-1 742	-1 540	-202	13	-1 540
Other income & expense	-363	-354	-9	3	-397
Operating income	6 905	6 289	616	10	6 152
Result from associated companies	193	177	16	9	68
Financial income	461	488	-27	-6	486
Interest expense	-294	-261	-33	13	-261
Income before taxes	7 265	6 693	572	9	6 445
Taxes	-1 124	-1 092	-32	3	-1 065
Net income	6 141	5 601	540	10	5 380
Attributable to:
Equity holders of the parent	6 130	5 586	544	10	5 365
Minority interests	11	15	-4	-27	15
Average number of shares outstanding - Basic (million)	2 332.8	2 355.5		-1	2 355.5
Basic earnings per share (USD) (3)	2.63	2.37	0.26	11	2.28
Average number of shares outstanding - Diluted (million)	2 342.5	2 367.4		-1	2 367.4
Diluted earnings per share (USD)(3)	2.62	2.36	0.26	11	2.27

(1)              Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. Further information is available in the 2005 Financial Report.

(2)              Restated historical basis (Further information is available in the 2005 Financial Report)

(3)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense

Full year

	2005	2004(1)	Change
	USD m	USD m	USD m

Net income	6 141	5 380	761
Fair value adjustments on financial instruments	-75	297	-372
Actuarial gains/losses from defined benefit plans	-400	-1 038	638
Additionally recognized amounts by associated companies	41	24	17
Translation movements	-1 978	950	-2 928
Recognized income and expense	3 729	5 613	-1 884

(1) Restated historical basis (see notes to the 2005 Financial Report for further information)

Consolidated income statements (unaudited)

Fourth quarter

	Q4 2005	Q4 2004(1)	Change		Restated historical Q4 2004(2)
	USD m	USD m	USD m	%	USD m

Total net sales	8 657	7 578	1 079	14	7 578
Other revenues	96	52	44	85	52
Cost of Goods Sold	-2 517	-2 051	-466	23	-2 051
Gross profit	6 236	5 579	657	12	5 579
Marketing & Sales	-2 629	-2 500	-129	5	-2 500
Research & Development	-1 472	-1 140	-332	29	-1 225
General & Administration	-508	-452	-56	12	-452
Other income & expense	-139	13	-152		9
Operating income	1 488	1 500	-12	-1	1 411
Result from associated companies	67	23	44	191	-3
Financial income	110	129	-19	-15	130
Interest expense	-67	-63	-4	6	-63
Income before taxes	1 598	1 589	9	1	1 475
Taxes	-246	-235	-11	5	-208
Net income	1 352	1 354	-2		1 267
Attributable to:
Equity holders of the parent	1 350	1 351	-1		1 264
Minority interests	2	3	-1	-33	3
Average number of shares outstanding - Basic (million)	2 335.5	2 337.6			2 337.6
Basic earnings per share (USD) (3)	0.58	0.58			0.54
Average number of shares outstanding - Diluted (million)	2 350.1	2 349.5			2 349.5
Diluted earnings per share (USD)(3)	0.57	0.58	-0.01	-2	0.54

(1)              Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. Further information is available in the 2005 Financial Report.

(2)              Restated historical basis (Further information is available in the 2005 Financial Report)

(3)              Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Fourth quarter

	Q4 2005	Q4 2004(1)	Change
	USD m	USD m	USD m

Net income	1 352	1 267	85
Fair value adjustments on financial instruments	-51	78	-129
Actuarial gains/ losses from defined benefit plans	114	-269	383
Additionally recognized amounts by associated companies	7	-10	17
Translation movements	-227	1 472	-1 699
Recognized income and expense	1 195	2 538	-1 343

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Condensed consolidated balance sheets

	Dec 31, 2005	Dec 31, 2004(1)	Change
	USD m	USD m	USD m

Assets

Total non-current assets	36 289	28 568	7 721
Current assets
Inventories	3 725	3 558	167
Trade accounts receivable	5 343	4 851	492
Other current assets	1 442	1 619	-177
Cash, short-term deposits and marketable securities	10 933	13 892	-2 959
Total current assets	21 443	23 920	-2 477
Total assets	57 732	52 488	5 244

Equity and liabilities

Total equity	33 164	31 315	1 849
Non-current liabilities
Financial debts	1 319	2 736	-1 417
Other non-current liabilities	7 921	6 588	1 333
Total non-current liabilities	9 240	9 324	-84
Current liabilities
Trade accounts payable	1 961	2 020	-59
Financial debts and derivatives	7 135	4 119	3 016
Other current liabilities	6 232	5 710	522
Total current liabilities	15 328	11 849	3 479
Total liabilities	24 568	21 173	3 395
Total equity and liabilities	57 732	52 488	5 244

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Condensed consolidated changes in equity

Full year

	2005	2004(1)	Change
	USD m	USD m	USD m

Consolidated equity at January 1(1)	31 315	29 043	2 272
Recognized income and expense	3 729	5 613	-1 884
Dividends	-2 107	-1 896	-211
Sale/Purchase of treasury shares, net	-245	-1 809	1 564
Share-based compensation	445	332	113
Changes in minorities	27	32	-5
Consolidated equity at December 31	33 164	31 315	1 849

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Fourth quarter (unaudited)

	Q4 2005	Q4 2004(1)	Change
	USD m	USD m	USD m

Consolidated equity at October 1(1)	31 748	28 844	2 904
Recognized income and expense	1 195	2 538	-1 343
Sale/Purchase of treasury shares, net	36	-169	205
Share-based compensation	131	104	27
Changes in minorities	54	-2	56
Consolidated equity at December 31	33 164	31 315	1 849

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Condensed consolidated cash flow statements

Full year

	2005	2004(1)	Change	Restated historical 2004(2)
	USD m	USD m	USD m	USD m

Net income	6 141	5 601	540	5 380
Reversal of non-cash items
Taxes	1 124	1 092	32	1 065
Depreciation, amortization and impairments	1 765	1 293	472	1 388
Net financial income	-167	-227	60	-225
Other	-179	-15	-164	41
Net income adjusted for non-cash items	8 684	7 744	940	7 649
Interest and other financial receipts	537	464	73	467
Interest and other financial payments	-313	-273	-40	-274
Taxes paid	-1 363	-1 083	-280	-1 083
Cash flow before working capital and provision changes	7 545	6 852	693	6 759
Restructuring payments and other cash payments out of provisions	-337	-219	-118	-219
Change in net current assets and other operating cash flow items	872	56	816	55
Cash flow from operating activities	8 080	6 689	1 391	6 595
Investments in property, plant & equipment	-1 188	-1 269	81	-1 269
Acquisitions/divestments of subsidiaries	-8 536	-1 031	-7 505	-1 031
Decrease/increase in marketable securities, intangible and financial assets	2 242	-1 011	3 253	-917
Cash flow used for investing activities	-7 482	-3 311	-4 171	-3 217
Cash flow used for financing activities	-266	-2 997	2 731	-2 997
Translation effect on cash and cash equivalents	-94	56	-150	56
Change in cash and cash equivalents	238	437	-199	437
Cash and cash equivalents at January 1	6 083	5 646	437	5 646
Cash and cash equivalents at December 31	6 321	6 083	238	6 083

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

(2)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Condensed consolidated cash flow statements (unaudited)

Fourth quarter

	Q4 2005	Q4 2004(1)	Change	Restated historical Q4 2004(2)
	USD m	USD m	USD m	USD m

Net income	1 352	1 354	-2	1 267
Reversal of non-cash items
Taxes	246	235	11	208
Depreciation, amortization and impairments	688	338	350	360
Net financial income	-43	-66	23	-67
Other	-47	4	-51	13
Net income adjusted for non-cash items	2 196	1 865	331	1 781
Interest and other financial receipts	96	112	-16	115
Interest and other financial payments	-162	-167	5	-167
Taxes paid	-381	-197	-184	-197
Cash flow before working capital and provision changes	1 749	1 613	136	1 532
Restructuring payments and other cash payments out of provisions	-84	-57	-27	-57
Change in net current assets and other operating cash flow items	600	268	332	264
Cash flow from operating activities	2 265	1 824	441	1 739
Investments in property, plant & equipment	-418	-387	-31	-387
Acquisitions/divestments of subsidiaries	6		6
Decrease/increase in marketable securities, intangible and financial assets	-893	542	-1 435	627
Cash flow used for investing activities	-1 305	155	1 460	240
Cash flow used for financing activities	1 801	860	941	860
Translation effect on cash and cash equivalents	28	63	-35	63
Change in cash and cash equivalents	2 789	2 902	-113	2 902
Cash and cash equivalents at October 1	3 532	3 181	351	3 181
Cash and cash equivalents at December 31	6 321	6 083	238	6 083

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

(2)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Net sales by Division

Full year

	2005	2004	% change

	USD m	USD m	USD	Lc

Pharmaceuticals	20 262	18 497	10	9
Sandoz	4 694	3 045	54	54
Consumer Health	7 256	6 705	8	8
Total	32 212	28 247	14	13

Fourth quarter (unaudited)

	Q4 2005	Q4 2004	% change

	USD m	USD m	USD	lc

Pharmaceuticals	5 248	4 969	6	9
Sandoz	1 573	867	81	91
Consumer Health	1 836	1 742	5	9
Total	8 657	7 578	14	18

Operating income by Division

Full year

	2005		2004(1)		Change	Restated historical 2004(2)

	USD m	% of net sales	USD m	% of net sales	in %	USD m

Pharmaceuticals	6 014	29.7	5 366	29.0	12	5 252
Sandoz	342	7.3	263	8.6	30	240
Consumer Health	1 055	14.5	1 006	15.0	5	954
Corporate income & expense, net	-506		-346			-294
Total	6 905	21.4	6 289	22.3	10	6 152

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

(2)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Fourth quarter (unaudited)

	Q4 2005		Q4 2004(1)		Change	Restated historical Q4 2004(2)
	USD m	% of net sales	USD m	% of net sales	in%	USD m

Pharmaceuticals	1 358	25.9	1 341	27.0	1	1 251
Sandoz	119	7.6	28	3.2	325	23
Consumer Health	190	10.3	175	10.0	9	163
Corporate income & expense, net	-179		-44			-26
Total	1 488	17.2	1 500	19.8	-1	1 411

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

(2)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Consolidated income statements – Divisional segmentation

Full year

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	20 262	18 497	4 694	3 045	7 256	6 705			32 212	28 247
Sales to other Divisions	128	146	144	97	23	33	-295	-276
Sales of Divisions	20 390	18 643	4 838	3 142	7 279	6 738	-295	-276	32 212	28 247
Other revenues	253	134	18	6	43	14			314	154
Cost of Goods Sold	-3 275	-3 044	-2 883	-1 792	-2 983	-2 719	273	287	-8 868	-7 268
Of which amortization and impairments of product and patent rights and trademarks	-195	-172	-169	-69	-68	-59			-432	-300
Gross profit	17 368	15 733	1 973	1 356	4 339	4 033	-22	11	23 658	21 133
Marketing & Sales	-6 485	-6 099	-816	-513	-2 501	-2 261			-9 802	-8 873
Research & Development	-3 972	-3 371	-434	-274	-291	-271	-149	-161	-4 846	-4 077
General & Administration	-657	-641	-270	-197	-431	-376	-384	-326	-1 742	-1 540
Other income & expense	-240	-256	-111	-109	-61	-119	49	130	-363	-354
Of which amortization and impairments of capitalized intangibles included in function costs	-342	-12	-57	-93	-34	-35	-17	-8	-450	-148
Operating income	6 014	5 366	342	263	1 055	1 006	-506	-346	6 905	6 289
Result from associated companies									193	177
Financial income									461	488
Interest expense									-294	-261
Income before taxes									7 265	6 693
Taxes									-1 124	-1 092
Net income									6 141	5 601

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

Consolidated income statements – Divisional segmentation

Fourth quarter (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	Q4 2005	Q4 2004(1)	Q4 2005	Q4 2004(1)	Q4 2005	Q4 2004(1)	Q4 2005	Q4 2004(1)	Q4 2005	Q4 2004(1)
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Net sales to third parties	5 248	4 969	1 573	867	1 836	1 742			8 657	7 578
Sales to other Divisions	29	38	26	36	1	10	-56	-84
Sales of Divisions	5 277	5 007	1 599	903	1 837	1 752	-56	-84	8 657	7 578
Other revenues	79	45	5	2	12	5			96	52
Cost of Goods Sold	-860	-849	-929	-540	-779	-737	51	75	-2 517	-2 051
Of which amortization and impairments of product and patent rights and trademarks	-68	-40	-52	-24	-22	-16			-142	-80
Gross profit	4 496	4 203	675	365	1 070	1 020	-5	-9	6 236	5 579
Marketing & Sales	-1 706	-1 759	-266	-137	-657	-604			-2 629	-2 500
Research & Development	-1 216	-923	-134	-91	-78	-77	-44	-49	-1 472	-1 140
General & Administration	-183	-187	-91	-64	-117	-107	-117	-94	-508	-452
Other income & expense	-33	7	-65	-45	-28	-57	-13	108	-139	13
Of which amortization and impairments of capitalized intangibles included in function costs	-270	-5	-4	-7	-5	-5	-2		-281	-17
Operating income	1 358	1 341	119	28	190	175	-179	-44	1 488	1 500
Result from associated companies									67	23
Financial income									110	129
Interest expense									-67	-63
Income before taxes									1 598	1 589
Taxes									-246	-235
Net income									1 352	1 354

(1)              Pro forma basis (see notes to the 2005 Financial Report for further information)

Notes to the consolidated financial information for 2005

1. Basis of preparation

This consolidated financial information has been prepared in accordance with the accounting policies set out in the 2005 Annual Report, which was published on January 19, 2006, which incorporates restated 2004 consolidated financial statements as a result of adopting new International Financial Reporting Standards (IFRS). In some cases, since the IFRS rules do not require retrospective restatement, the 2004 consolidated financial information is on a pro forma basis to make it more comparable with the 2005 information. The following information summarizes these pro forma adjustments:

IFRS 2 (Share-based compensation)

IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma calculation includes prior grants.

IFRS 3 (Business combinations)

Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group’s balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004. The pro forma consolidated financial information has no amortization of goodwill recorded in 2004.

IAS 38 (Intangibles)

Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

•                  In-Proccess Research & Development has not been amortized for IFRS purposes for all acquisitions after March 31, 2004. Prior to this date, it was included in goodwill and amortized.

•                  Acquired R&D assets, such as those related to up-front and milestone payments, also need to be capitalized as intangible assets from January 1, 2005.

The pro forma consolidated financial information applies the new policies for all of 2004.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2005 and 2004:

2005

Sandoz

On February 21, Novartis announced it was acquiring two leading generics companies in a series of transactions. Novartis signed definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash.

On June 6, Novartis completed the acquisition of Hexal AG for USD 5.3 billion in cash. The 2005 results include the consolidated income statement and cash flows of Hexal AG from June 6, 2005, to December 31, 2005. Provisional goodwill at December 31, 2005, amounted to USD 3.6 billion.

On July 20, 2005, Novartis completed a cash tender offer for the outstanding shares of Eon Labs, Inc., with the result that it was possible to acquire all of the company’s outstanding shares for USD 31.00 per share. The total acquisition costs of Eon Labs amounted to USD 2.6 billion. The 2005 results include the consolidated balance sheet, income statements and cash flows of Eon Labs from July 20, 2005, to December 31, 2005. Provisional goodwill of USD 1.7 billion has been included.

Consumer Health

On July 14, 2005, the Novartis OTC Business Unit announced the acquisition of a business including the rights to produce and market a portfolio of over-the-counter (OTC) brands from the Bristol-Myers Squibb Company that are principally sold in the US for USD 660 million in cash. The income statement and cash flows are recorded from the closing dates of the components in this transaction. The closing date for the North American portion was August 31, 2005. The closing date for the South American portion was September 30, 2005. The marketing rights in Europe, the Middle East and Africa (EMEA) were transferred on January 6, 2006, for no additional payment. A provisional goodwill of USD 223 million has been included in the consolidated balance sheet.

Corporate

On October 31, 2005, Novartis announced that it has entered into a definitive merger agreement with Chiron Corporation to acquire all of the remaining shares of Chiron Corporation that it does not already own for USD 45.00 per share. In December 2005, Novartis acquired a further approximately 2% interest of newly issued shares for USD 300 million. It is anticipated that Chiron shareholders will approve this transaction, which has received US regulatory approval but still requires other approvals, in the first half of 2006.

Consumer Health

Novartis announced on November 28, 2005, that it had agreed to sell its Nutrition & Santé unit, contained in the Medical Nutrition Business Unit, for approximately USD 260 million to ABN AMRO Capital France. This transaction is expected to be completed in the first quarter of 2006.

2004

Sandoz

On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S from AstraZeneca. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million in cash. Goodwill of USD 314 million has been recorded on this transaction.

Medical Nutrition

On February 13, Novartis completed the acquisition of Mead Johnson & Company’s global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales and a USD 31 million operating loss was recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

3. Principal currency translation rates

Full year

	Average rates 2005	Average rates 2004	Period-end rates Dec 31, 2005	Period-end rates Dec 31, 2004

	USD	USD	USD	USD

1 CHF	0.804	0.805	0.762	0.881
1 EUR	1.245	1.243	1.186	1.362
1 GBP	1.820	1.831	1.726	1.923
100 JPY	0.910	0.926	0.851	0.964

Fourth quarter

	Average rates Q4 2005	Average rates Q4 2004	Period-end rates Dec 31, 2005	Period-end rates Dec 31, 2004

	USD	USD	USD	USD

1 CHF	0.768	0.845	0.762	0.881
1 EUR	1.189	1.296	1.186	1.362
1 GBP	1.748	1.865	1.726	1.923
100 JPY	0.853	0.945	0.851	0.964

4. Condensed consolidated change in liquidity (unaudited)

Full year

	2005	2004(1)	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	238	437	-199
Change in marketable securities, financial debt and financial derivatives	-4 796	-51	-4 745
Change in net liquidity	-4 558	386	-4 944
Net liquidity at January 1(1)	7 037	6 651	386
Net liquidity at December 31	2 479	7 037	-4 558

(1)  Restated historical basis (see notes to the 2005 Financial Report for further information)

Fourth quarter

	Q4 2005	Q4 2004(1)	Change

	USD m	USD m	USD m

Change in cash and cash equivalents	2 789	2 902	-113
Change in marketable securities, financial debt and financial derivatives	-1 355	-1 868	513
Change in net liquidity	1 434	1 034	400
Net liquidity at October 1(1)	1 045	6 003	-4 958
Net liquidity at December 31	2 479	7 037	-4 558

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

5. Legal and product liability update

Litigation: A number of our affiliates are the subject of litigation arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. In our opinion, however, the outcome of these actions will not materially affect our financial condition but could be material to our results of operations in a given period. Significant developments in these cases in the fourth quarter of 2005 are as follows:

•                  Chiron/Proposed Acquisition:  Following Novartis AG’s offer on September 1, 2005, to acquire the remaining approximately 58% of Chiron Corporation’s stock that is not already owned by Novartis for USD 40 per share, 12 class action complaints were filed against Novartis AG, Chiron, and against the Chiron board of directors, which includes three directors who are designated to that board by Novartis AG.  Eight of these actions, filed in California state court, have been consolidated into a single California action. The remaining four actions, filed in Delaware state court, have been consolidated into a single Delaware action. The complaints generally allege that Novartis AG’s offer was inadequate and unfair, and that the Chiron directors have and/or will breach their fiduciary duties in connection with the offer. Two of the Delaware actions additionally allege that certain provisions of a pre-existing governance agreement between Novartis and Chiron are illegal under Delaware law.  There have been no substantive proceedings in the California cases. Briefing had commenced in the Delaware cases on dispositive motions with respect to the governance agreement issues, but that briefing has been held in abeyance in light of Novartis AG’s October 31, 2005 announcement that it had entered into an agreement with the Board of Directors of Chiron to acquire the remaining shares of Chiron stock.

•                  Fen-Phen:  As of December 31, 2005, Sandoz, Inc. remained a defendant in approximately 28 active cases, and Eon Labs, Inc. remained a named defendant in approximately 76 active cases.

•                  PPA: A total of 52 lawsuits remained pending against Novartis affiliates in the US as of December 31, 2005 (down from 96 at the close of the third quarter of 2005) brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those affiliates. These cases are in various stages of litigation, with Novartis having achieved favorable jury verdicts in four trials. In two other trials the juries were unable to reach a verdict. Another 26 trials have scheduled trial dates over the next 12 months. There can be no guarantee that our initial successes will be repeated or sustained.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments, please consult note 34 in the Novartis 2005 Annual Report.

	2005	2004(1)
	USD m	USD m

Net income under IFRS	6 141	5 380
US GAAP adjustments:
Available-for-sale securities	278	-183
Inventory impairment reversal	20	-43
Associated companies	-6	179
Intangible assets	-1 238	-590
Property, plant and equipment	53	77
Pensions and other post-employment benefits	-181	-82
Deferred taxes	178	423
Share-based compensation	-44	-61
Currency translation		-301
Minority interests	-11	-15
Other		9
Net income under US GAAP	5 190	4 793

Basic earnings per share under US GAAP (USD)	2.22	2.03
Diluted earnings per share under US GAAP (USD)	2.22	2.02

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

	Dec 31, 2005	Dec 31, 2004(1)
	USD m	USD m

Equity under IFRS	33 164	31 315
US GAAP adjustments:
Available-for-sale securities	-24	-64
Inventory impairment reversal	-23	-43
Associated companies	25	6
Intangible assets	4 142	6 036
Property, plant and equipment	-409	-558
Pensions and other post-employment benefits	3 133	3 379
Deferred taxes	-1 438	-2 082
Share-based compensation	-96	-118
Minority interests	-174	-138
Total US GAAP adjustments	5 136	6 418
Equity under US GAAP	38 300	37 733

(1)              Restated historical basis (see notes to the 2005 Financial Report for further information)

Supplementary information (unaudited)

Free cash flow

Full year

	2005	2004(1)	Change
	USD m	USD m	USD m

Cash flow from operating activities	8 080	6 689	1 391
Purchase of property, plant & equipment	-1 188	-1 269	81
Purchase of intangible and financial assets	-1 143	-1 022	-121
Sale of property, plant & equipment; intangible and financial assets	1 031	799	232
Dividends paid to third parties	-2 107	-1 896	-211
Free cash flow	4 673	3 301	1 372

(1) Pro forma basis (see notes to the 2005 Financial Report for further information)

Fourth quarter

	Q4 2005	Q4 2004(1)	Change
	USD m	USD m	USD m

Cash flow from operating activities	2 265	1 824	441
Purchase of property, plant & equipment	-418	-387	-31
Purchase of intangible and financial assets	-398	-339	-59
Sale of property, plant & equipment; intangible and financial assets	161	181	-20
Free cash flow	1 610	1 279	331

(1) Pro forma basis (see notes to the 2005 Financial Report for further information)

Share information

	Dec 31, 2005	Dec 31, 2004

Number of shares outstanding (million)	2 335.9	2 337.5
Registered share price (CHF)	69.05	57.30
ADS price (USD)	52.48	50.54
Market capitalization (USD billion)	122.9	118.1	(1)
Market capitalization (CHF billion)	161.3	133.9	(1)

(1)  Restated historical basis (see notes to the 2005 Financial Report for further information)

Impact of intangible asset charges and significant exceptional items

Full year (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	6 014	5 366	342	263	1 055	1 006	-506	-346	6 905	6 289
Recurring amortization	178	172	189	87	102	94	12	8	481	361
Impairments	359	12	37	75			5		401	87
Intangible asset charges	537	184	226	162	102	94	17	8	882	448
Impairment charges on property, plant & equipment			14	16		-2		2	14	16
Other restructuring expenses		10	51	21					51	31
Impact of increasing acquired inventory to selling prices less distribution margin			161	13	21	5			182	18
Other acquisition-related costs			25		19	14			44	14
Exceptional restructuring and acquisition expenses		10	251	50	40	17		2	291	79
Exceptional gains/losses from divesting subsidiaries and major products	-231	-156			-8				-239	-156
Operating income excluding the above items	6 320	5 404	819	475	1 189	1 117	-489	-336	7 839	6 660

(1) Pro forma basis (see notes to the 2005 Financial Report for further information)

Fourth quarter (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total

	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)	2005	2004(1)
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m

Reported operating income	1 358	1 341	119	28	190	175	-179	-44	1 488	1 500
Recurring amortization	45	44	52	30	27	26	2	1	126	101
Impairments	293	1	4						297	1
Intangible asset charges	338	45	56	30	27	26	2	1	423	102
Impairment charges on property, plant & equipment	-19		11	16		-2		2	-8	16
Restructuring expenses		10	20	21					20	31
Impact of increasing acquired inventory to selling prices less distribution margin			42	4	16				58	4
Other acquisition-related costs			16		8	1			24	1
Exceptional restructuring and acquisition expenses	-19	10	89	41	24	-1		2	94	52
Exceptional gains/losses from divesting subsidiaries and major products		-69								-69
Operating income excluding the above items	1 677	1 327	264	99	241	200	-177	-41	2 005	1 585

(1) Pro forma basis (see notes to the 2005 Financial Report for further information)

Supplementary tables: Full year 2005 - Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total	% change

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	1 551	17	2 125	20	3 676	19	19
Gleevec/Glivec	Chronic myeloid leukemia	524	42	1 646	28	2 170	33	32
Zometa	Cancer complications	704	12	520	14	1 224	14	13
Lamisil (group)	Fungal infections	538	2	595	-6	1 133	-2	-2
Lotrel	Hypertension	1 075	17			1 075	17	17
Neoral/Sandimmun	Transplantation	150	-17	803	-4	953	-6	-6
Sandostatin (group)	Acromegaly	376	1	520	13	896	8	8
Lescol	Cholesterol reduction	257	-10	510	7	767	1	1
Voltaren (group)	Inflammation/pain	5	-44	684	8	689	8	7
Trileptal	Epilepsy	462	18	153	17	615	19	18
Top ten products total		5 642	13	7 556	13	13 198	13	13
Femara	Breast cancer	242	46	294	33	536	39	38
Visudyne	Macular degeneration	183	-12	301	24	484	8	7
Exelon	Alzheimer’s disease	172	-4	295	18	467	11	9
Zelmac/Zelnorm	Irritable bowel syndrome	357	43	61	17	418	40	39
Tegretol (incl. CR/XR)	Epilepsy	109	6	284	-5	393	-1	-2
Miacalcic	Osteoporosis	229	-3	136	-5	365	-3	-4
Foradil	Asthma	14	8	318	2	332	3	2
Comtan/Stalevo Group	Parkinson’s disease	133	24	145	53	278	39	38
Elidel	Eczema	192	-31	78	8	270	-23	-23
Famvir	Viral infections	151	-6	103	4	254		-2
Top 20 products total		7 424	11	9 571	13	16 995	13	12
Rest of portfolio		723	10	2 606	-6	3 329	-2	-3
Total Division sales excluding accounting adjustment		8 147	11	12 177	8	20 324	10	9
Prior-years’ US sales rebate accounting adjustment		-62				-62
Total Division net sales		8 085	10	12 177	8	20 262	10	9

Supplementary tables: Fourth Quarter 2005 - Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total	% change

Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	417	29	577	23	994	20	26
Gleevec/Glivec	Chronic myeloid leukemia	153	53	437	26	590	27	32
Zometa	Cancer complications	187	13	127	9	314	9	11
Lamisil (group)	Fungal infections	127	1	124	-23	251	-17	-13
Lotrel	Hypertension	297	17			297	17	17
Neoral/Sandimmun	Transplantation	39	-11	202	-3	241	-10	-5
Sandostatin (group)	Acromegaly	95	-11	129	15	224		3
Lescol	Cholesterol reduction	70	-4	126	6	196	-3	3
Voltaren (group)	Inflammation/pain	0	-100	169	0	169	-6	-1
Trileptal	Epilepsy	119	13	38	10	157	11	12
Top ten products total		1 504	16	1 929	11	3 433	9	13
Femara	Breast cancer	67	31	79	32	146	27	32
Visudyne	Macular degeneration	31	-44	76	18	107	-14	-9
Exelon	Alzheimer’s disease	45	2	76	22	121	11	14
Zelmac/Zelnorm	Irritable bowel syndrome	106	86	17	13	123	71	69
Tegretol (incl. CR/XR)	Epilepsy	28	4	68	-16	96	-14	-11
Miacalcic	Osteoporosis	51	-7	34	-6	85	-9	-6
Foradil	Asthma	3	-25	78	3	81	-7
Comtan/Stalevo Group	Parkinson’s disease	36	24	39	42	75	29	33
Elidel	Eczema	36	-52	17	-9	53	-44	-42
Famvir	Viral infections	41	2	25	4	66	2	3
Top 20 products total		1 948	12	2 438	11	4 386	7	11
Rest of portfolio		208	35	654	-6	862	-3	1
Total Division sales excluding accounting adjustment		2 156	14	3 092	7	5 248	6	9
Prior-years’ US sales rebate accounting adjustment
Total Division net sales		2 156	14	3 092	7	5 248	6	9

Pharmaceutical Division therapeutic area net sales (unaudited)

Full year (unaudited)

	2005	2004	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	3 676	3 093	19
Lotrel	1 075	920	17
Lescol	767	758	1
Other	128	120	7
Total strategic franchise products	5 646	4 891	15
Mature products	665	815	-18
Total Cardiovascular products	6 311	5 706	11

Oncology
Strategic franchise products
Gleevec/Glivec	2 170	1 634	33
Zometa	1 224	1 078	14
Sandostatin (group)	896	827	8
Femara	536	386	39
Other	270	290	-7
Total Oncology products	5 096	4 215	21

Neuroscience
Strategic franchise products
Trileptal	615	518	19
Exelon	467	422	11
Tegretol	393	396	-1
Other	758	686	10
Total strategic franchise products	2 233	2 022	10
Mature products	476	533	-11
Total Neuroscience products	2 709	2 555	6

Respiratory & Dermatology
Strategic franchise products
Lamisil	1 133	1 162	-2
Elidel	270	349	-23
Foradil	332	321	3
Other	58	43	35
Total strategic franchise products	1 793	1 875	-4
Mature products	142	151	-6
Total Respiratory & Dermatology products	1 935	2 026	-4

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelmac/Zelnorm	418	299	40
Other	333	269	24
Total strategic franchise products	751	568	32
Mature products	1 596	1 560	2
Total ABGHI products	2 347	2 128	10

Transplantation
Neoral/Sandimmun	953	1 011	-6
Other	139	81	72
Total Transplantation products	1 092	1 092	0

Ophthalmics
Visudyne	484	448	8
Other	350	327	7
Total Ophthalmics products	834	775	8

Total strategic franchise products	17 445	15 438	13
Total mature products	2 879	3 059	-6
Prior-years’ US sales rebate accounting adjustment	-62
Total Division net sales	20 262	18 497	10

Pharmaceutical Division therapeutic area net sales (unaudited)

Fourth quarter (unaudited)

	Q4 2005	Q4 2004	Change
	USD m	USD m	USD (%)

Cardiovascular
Strategic franchise products
Diovan	994	825	20
Lotrel	297	254	17
Lescol	196	202	-3
Other	39	35	11
Total strategic franchise products	1 526	1 316	16
Mature products	158	204	-23
Total Cardiovascular products	1 684	1 520	11

Oncology
Strategic franchise products
Gleevec/Glivec	590	466	27
Zometa	314	289	9
Sandostatin (group)	224	225	0
Femara	146	115	27
Other	71	77	-8
Total Oncology products	1 345	1 172	15

Neuroscience
Strategic franchise products
Trileptal	157	141	11
Exelon	121	109	11
Tegretol	96	112	-14
Other	204	184	11
Total strategic franchise products	578	546	6
Mature products	100	143	-30
Total Neuroscience products	678	689	-2

Respiratory & Dermatology
Strategic franchise products
Lamisil	251	302	-17
Elidel	53	94	-44
Foradil	81	87	-7
Other	16	12	33
Total strategic franchise products	401	495	-19
Mature products	34	41	-17
Total Respiratory & Dermatology products	435	536	-19

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelmac/Zelnorm	123	72	71
Other	101	71	42
Total strategic franchise products	224	143	57
Mature products	409	409	0
Total ABGHI products	633	552	15

Transplantation
Neoral/Sandimmun	241	268	-10
Other	43	25	72
Total Transplantation products	284	293	-3

Ophthalmics
Visudyne	107	124	-14
Other	82	80	3
Total Ophthalmics products	189	204	-7

Total strategic franchise products	4 547	4 169	9
Total mature products	701	797	-12
Prior-years’ US sales rebate accounting adjustment		3
Total Division net sales	5 248	4 969	6

Net sales by region (unaudited)

Full year

	2005	2004	% change		2005	2004

	USD m	USD m	USD	Local currencies	% of total	% of total

Pharmaceuticals
US	8 085	7 368	10	10	40	40
Rest of world	12 177	11 129	9	8	60	60
Total	20 262	18 497	10	9	100	100

Sandoz
US	1 282	981	31	31	27	32
Rest of world	3 412	2 064	65	65	73	68
Total	4 694	3 045	54	54	100	100

Consumer Health
US	3 220	2 909	11	11	44	43
Rest of world	4 036	3 796	6	5	56	57
Total	7 256	6 705	8	8	100	100

Group
US	12 587	11 258	12	12	39	40
Rest of world	19 625	16 989	16	14	61	60
Total	32 212	28 247	14	13	100	100

Fourth quarter

	Q4 2005	Q4 2004	% change		Q4 2005	Q4 2004

	USD m	USD m	USD	Local currencies	% of total	% of total

Pharmaceuticals
US	2 156	1 894	14	14	41	38
Rest of world	3 092	3 075	1	7	59	62
Total	5 248	4 969	6	9	100	100

Sandoz
US	458	272	68	69	29	31
Rest of world	1 115	595	87	100	71	69
Total	1 573	867	81	91	100	100

Consumer Health
US	859	749	15	15	47	43
Rest of world	977	993	-2	4	53	57
Total	1 836	1 742	5	9	100	100

Group
US	3 473	2 915	19	19	40	38
Rest of world	5 184	4 663	11	18	60	62
Total	8 657	7 578	14	18	100	100

Quarterly analysis

Key figures by quarter

	Q4 2005	Q3 2005	Change
	USD m	USD m	USD m	%

Total net sales	8 657	8 415	242	3
Operating income	1 488	1 888	-400	-21
Financial income	110	98	12	12
Interest expense	-67	-80	13	-16
Taxes	-246	-305	59	-19
Net income	1 352	1 666	-314	-19

Net sales by region

	Q4 2005	Q3 2005	Change
	USD m	USD m	USD m	%

US	3 473	3 228	245	8
Europe	3 132	3 208	-76	-2
Rest of world	2 052	1 979	73	4
Total	8 657	8 415	242	3

Net sales by division

	Q4 2005	Q3 2005	Change
	USD m	USD m	USD m	%

Pharmaceuticals	5 248	5 093	155	3
Sandoz	1 573	1 486	87	6
Consumer Health	1 836	1 836
Total	8 657	8 415	242	3

Operating income by division

	Q4 2005	Q3 2005	Change
	USD m	USD m	USD m	%

Pharmaceuticals	1 358	1 681	-323	-19
Sandoz	119	34	85	250
Consumer Health	190	290	-100	-34
Corporate income/expense, net	-179	-117	-62	-53
Total	1 488	1 888	-400	-21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: January 20, 2006	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting